Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Morgan Stanley Smith Barney Altis I, LLC (Trading Company in Liquidation):

We have audited the accompanying statement of financial condition (liquidation basis) of Morgan Stanley Smith Barney Altis I, LLC (Trading Company in Liquidation) (the “Trading Company”), including the condensed schedule of investments (liquidation basis), as of June 30, 2016 (termination of operations), and the related statements of income and expenses (liquidation basis) and changes in members’ capital (liquidation basis) for the period from January 1, 2016 to June 30, 2016 (termination of operations). In addition, we have audited the accompanying statement of financial condition of the Trading Company, including the condensed schedule of investments, as of December 31, 2015, and the related statements of income and expenses and changes in members’ capital for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Trading Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trading Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trading Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Trading Company terminated operations on June 30, 2016. As a result, the Trading Company changed its basis of accounting from the going concern basis to the liquidation basis.

In our opinion, such financial statements present fairly, in all material respects, (1) the financial position (liquidation basis) of Morgan Stanley Smith Barney Altis I, LLC (Trading Company in Liquidation) as of June 30, 2016 (termination of operations), (2) the results of its operations (liquidation basis) and changes in its members’ capital (liquidation basis) for the period from January 1, 2016 to June 30, 2016 (termination of operations), (3) its financial position as of December 31, 2015, and (4) the results of its operations and changes in its members’ capital for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America applied on the bases described in the preceding paragraph.

/s/ Deloitte & Touche LLP

New York, New York

September 21, 2016

Morgan Stanley Smith Barney Altis I, LLC

Statements of Financial Condition

June 30, 2016 (termination of operations) (liquidation basis)

and December 31, 2015

	June 30, 2016*	December 31, 2015
Assets:
Equity in trading account:
Investment in U.S. Treasury bills, at fair value (amortized cost $0 and $6,999,779 at June 30, 2016 and December 31, 2015, respectively)	$-	$6,999,541
Unrestricted cash (Note 2c)	15,305,763	5,866,229
Restricted cash (Note 2c)	376,089	4,219,240
Net unrealized appreciation on open futures contracts	-	408,655

Total equity in trading account	15,681,852	17,493,665

Cash at bank	607	-
Interest receivable	600	-

Total assets	$15,683,059	$17,493,665

Liabilities and Members’ Capital:
Liabilities:
Net unrealized depreciation on open forward contracts	$376,224	$189,499
Accrued management fees (Note 3a)	15,417	19,010
Accrued administrative fees (Note 2h)	539	616
Liquidation withdrawals payable (Note 10)	15,290,879	-

Total liabilities	15,683,059	209,125

Members’ Capital:
Managing Member	-	-
Non-Managing Members	-	17,284,540

Total members’ capital	-	17,284,540

Total liabilities and members’ capital	$15,683,059	$17,493,665

* Presented on a liquidation basis of accounting.

See accompanying notes to financial statements.

Morgan Stanley Smith Barney Altis I, LLC

Condensed Schedule of Investments (liquidation basis)

June 30, 2016 (termination of operations)

	Fair Value	% of Members’ Capital*
Unrealized Appreciation on Open Forward Contracts
Commodity	$336,282	2.20%

Total unrealized appreciation on open forward contracts	336,282	2.20

Unrealized Depreciation on Open Forward Contracts
Commodity	(712,506)	(4.66)

Total unrealized depreciation on open forward contracts	(712,506)	(4.66)

Net unrealized depreciation on open forward contracts	$(376,224)	(2.46)%

* Calculated based on pre-liquidation members’ capital.

See accompanying notes to financial statements.

Morgan Stanley Smith Barney Altis I, LLC

Condensed Schedule of Investments

December 31, 2015

			Fair Value	% of Members’ Capital
Futures Contracts Purchased
Commodity			$(134,025)	(0.77)%
Equity			40,292	0.23
Foreign currency			(7,857)	(0.05)
Interest rate			94,096	0.54

Total futures contracts purchased			(7,494)	(0.05)

Futures Contracts Sold
Commodity			185,854	1.08
Equity			29,981	0.17
Foreign currency			195,622	1.13
Interest rate			4,692	0.03

Total futures contracts sold			416,149	2.41

Net unrealized appreciation on open futures contracts			$408,655	2.36%

Unrealized Appreciation on Open Forward Contracts
Commodity			$340,924	1.97%

Total unrealized appreciation on open forward contracts			340,924	1.97

Unrealized Depreciation on Open Forward Contracts
Commodity			(530,423)	(3.06)%

Total unrealized depreciation on open forward contracts			(530,423)	(3.06)

Net unrealized depreciation on open forward contracts			$(189,499)	(1.09)%

U.S. Government Securities				% of
Face Amount	Maturity Date	Description	Fair Value	Members’ Capital
$ 7,000,000	1/21/2016	U.S. Treasury bills, 0.0125% (Amortized cost of $6,999,779)	$6,999,541	40.49%

See accompanying notes to financial statements.

Morgan Stanley Smith Barney Altis I, LLC

Statements of Income and Expenses

For the Period from January 1, 2016 to June 30, 2016 (termination of operations) (liquidation basis) and For the Years Ended December 31, 2015 and 2014

	2016*	2015	2014
Investment Income:
Interest income	$4,675	$-	$-

Expenses:
Management fees (Note 3a)	110,595	216,022	238,123
Brokerage, clearing and transaction fees (Note 2g)	61,728	81,674	76,639
Administrative fees (Note 2h)	3,748	7,250	7,352
Incentive fees (Note 3b)	-	4,733	-
Interest expense	-	94	-
Other	393	-	-

Total expenses	176,464	309,773	322,114

Net investment income (loss)	(171,789)	(309,773)	(322,114)

Trading Results:
Net gains (losses) on trading of commodity interests:
Net realized gains (losses) on closed contracts	(1,851,566)	1,531,187	1,842,672
Net change in unrealized gains (losses) on open contracts	(602,386)	(1,131,314)	99,018

Total trading results	(2,453,952)	399,873	1,941,690

Net Income (Loss)	$(2,625,741)	$90,100	$1,619,576

* Presented on a liquidation basis of accounting.

See accompanying notes to financial statements.

Morgan Stanley Smith Barney Altis I, LLC

Statements of Changes in Members’ Capital

For the Period from January 1, 2016 to June 30, 2016 (termination of operations) (liquidation basis) and for the Years Ended December 31, 2015 and 2014

	Managing Member	Non-Managing Members	Total
Members’ Capital, December 31, 2013	$-	$27,768,357	$27,768,357
Capital contributions	-	248,666	248,666
Net income (loss)	-	1,619,576	1,619,576
Capital withdrawals	-	(11,403,947)	(11,403,947)

Members’ Capital, December 31, 2014	$-	$18,232,652	$18,232,652

Capital contributions	-	1,724,677	1,724,677
Net income (loss)	-	90,100	90,100
Capital withdrawals	-	(2,762,889)	(2,762,889)

Members’ Capital, December 31, 2015	$-	$17,284,540	$17,284,540

Capital contributions	-	3,706,087	3,706,087
Net income (loss)	-	(2,625,741)	(2,625,741)
Capital withdrawals	-	(18,364,886)	(18,364,886)

Members’ Capital, June 30, 2016*	$-	$-	$-

* Presented on a liquidation basis of accounting.

See accompanying notes to financial statements.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

1.  Organization:

Morgan Stanley Smith Barney Altis I, LLC (“Altis I, LLC” or the “Trading Company”) was formed on March 26, 2007, as a Delaware limited liability company under the Delaware Limited Liability Company Act (the “Act”), to engage in the speculative trading of commodities, domestic and foreign futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies, exchange of futures contracts for physical transactions, exchange of physical for futures contracts transactions, and any rights pertaining thereto (collectively, “Futures Interests”) (refer to Note 4, “Financial Instruments”). Prior to its liquidation, the Trading Manager (defined below) may have determined to invest up to all of the Trading Company’s assets in United States (“U.S.”) Treasury bills and/or money market mutual funds, including money market mutual funds managed by Morgan Stanley or its affiliates. The Trading Company commenced operations on August 1, 2007.

Ceres Managed Futures LLC (“Ceres”, “Managing Member” or the “Trading Manager”) was the trading manager and the managing member of the Trading Company. Ceres had retained Altis Partners (Jersey) Limited (“Altis” or the “Trading Advisor”) to trade Futures Interests on behalf of the Trading Company. Each member (each investor in the Trading Company, a “Member”) invested its assets in the Trading Company, which allocated substantially all of its assets in the trading program of Altis, an unaffiliated commodity trading advisor registered with the Commodity Futures Trading Commission (“CFTC”), which made investment decisions for the Trading Company. Prior to June 30, 2016 (termination of operations), Polaris Futures Fund L.P. (“Polaris”) (a Delaware limited partnership) and Meritage Futures Fund L.P. (a Delaware limited partnership) were the Members of the Trading Company.

Ceres is wholly owned by Morgan Stanley Smith Barney Holdings LLC (“MSSBH”). MSSBH is ultimately owned by Morgan Stanley. Morgan Stanley is a publicly held company whose shares are listed on the New York Stock Exchange. Morgan Stanley is engaged in various financial services and other businesses. Prior to June 28, 2013, Morgan Stanley indirectly owned a majority equity interest in MSSBH and Citigroup Inc. indirectly owned a minority equity interest in MSSBH.

In July 2015, the Trading Manager delegated certain administrative functions to SS&C Technologies, Inc., a Delaware corporation, currently doing business as SS&C GlobeOp (the “Administrator”). Pursuant to a master services agreement, the Administrator furnished certain administrative, accounting, regulatory reporting, tax and other services as agreed from time to time. In addition, the Administrator maintained certain books and records of the Trading Company.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

On June 24, 2016, the Trading Manager terminated the advisory agreement, dated as of April 30, 2007, as amended among the Trading Advisor, the Trading Company and the Trading Manager, pursuant to which the Trading Advisor traded the Trading Company’s assets. Consequently, the Trading Advisor ceased all Futures Interests trading on behalf of the Trading Company, and the Trading Manager determined to liquidate the Trading Company effective the close of business on June 30, 2016. As a result, the Trading Company changed its basis of accounting from the going concern basis to the liquidation basis. Liquidation basis accounting requires the Trading Company to record assets and liabilities at values to be received or paid in liquidation.

The clearing commodity broker for the Trading Company was Morgan Stanley & Co. LLC (“MS&Co.”). MS&Co. also acted as the counterparty on all trading of foreign currency forward contracts. Morgan Stanley Smith Barney LLC, doing business as Morgan Stanley Wealth Management (“Morgan Stanley Wealth Management”), is a principal subsidiary of MSSBH and previously acted as a non-clearing broker for the Trading Company. MS&Co. and its affiliates acted as the custodians of the Trading Company’s assets. MS&Co. is a wholly-owned subsidiary of Morgan Stanley. The Trading Company also deposited a portion of its cash in a non-trading account at JP Morgan Chase Bank, N.A.

2.  Basis of Presentation and Summary of Significant Accounting Policies:

a.

Use of Estimates: The preparation of financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Trading Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. As a result, actual results could differ from these estimates.

The financial statements of the Trading Company as of June 30, 2016 and for the period from January 1, 2016 to June 30, 2016, are prepared using the liquidation basis of accounting. The liquidation basis of accounting requires the Trading Company to record assets and liabilities at the values expected to be received or paid in liquidation. The change in basis of accounting from the going concern basis to the liquidation basis did not have a material effect on the Trading Company’s carrying value of assets and liabilities or its results of operations. All carrying values, including the net unrealized appreciation or depreciation on open contracts which are carried at fair value, are expected to be realized by management during liquidation. Also, the liquidation basis of accounting requires the financial statements to include a statement of net assets available to shareholders or changes in net assets available. The Statements of Changes in Members’ Capital (included herein) presents the same information and thus the financial statements include a statement of changes in net assets available to shareholders for the period January 1, 2016 to June 30, 2016.

b.	Statement of Cash Flows: The Trading Company is not required to provide a Statement of Cash Flows.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

c.

Restricted and Unrestricted Cash: The cash held by the Trading Company was on deposit in commodity brokerage accounts with MS&Co. As reflected in the Trading Company’s Statements of Financial Condition, restricted cash equals the cash portion of assets on deposit to meet margin requirements plus the cash required to offset unrealized losses on foreign currency forward and option contracts and offset unrealized losses only on the offsetting London Metal Exchange positions. All of these amounts are maintained separately. Cash that is not classified as restricted cash is therefore classified as unrestricted cash. Restricted and unrestricted cash included cash denominated in foreign currencies of $0 (cost of $0) and ($664,240) (proceeds of $671,246) as of June 30, 2016 and December 31, 2015, respectively.

d.

Foreign Currency Transactions and Translation: The Trading Company’s functional currency was the U.S. dollar; however, the Trading Company may have transacted business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar were translated into U.S. dollars at the rate in effect at the date of the Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar were translated into U.S. dollars at the rate in effect during the period. The effects of changes in foreign currency exchange rates on investments are not segregated in the Statements of Income and Expenses from the changes in market price of those investments, but are included in net realized gains (losses) on closed contracts and net change in unrealized gains (losses) on open contracts in the Statements of Income and Expenses.

e.

Income Taxes: Income taxes have not been listed as each Member is individually liable for the taxes, if any, on its share of the Trading Company’s income and expenses. The Trading Manager concluded that no provision for income tax is required in the Trading Company’s financial statements. The Trading Company files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. The 2012 through 2015 tax years remain subject to examination by U.S. federal and most state tax authorities. The 2016 tax return, once filed, will be subject to examination for four years. The Trading Manager does not believe that there are any uncertain tax positions that require recognition of a tax liability.

f.

Revenue Recognition: For excess cash which was not invested by the Trading Manager in U.S. Treasury bills and/or other permitted investments, monthly, MS&Co. paid the Trading Company interest income on 100% of its average daily equity maintained in cash in the Trading Company’s accounts during each month at the rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate less 0.15% during such month but in no event less than zero. When the effective rate was less than zero, no interest was earned. For purposes of such interest payments, daily funds did not include monies due to the Trading Company on Futures Interests that had not been received. MS&Co retained any excess interest not paid to the Trading Company on such uninvested cash.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

g.

Brokerage, Clearing and Transaction Fees: The Trading Company accrued and paid brokerage, clearing and transaction fees to MS&Co. Brokerage fees and transaction costs were paid as they were incurred on a half-turn basis at 100% of the rates that MS&Co. charges retail commodity customers and parties that were not clearinghouse members. In addition, the Trading Company paid transactional and clearing fees as they were incurred.

h.

Administrative Fee: The Trading Company accrued and paid Ceres a monthly fee to cover all administrative and operating expenses (the “administrative fee”). The monthly administrative fee was equal to 1/12th of 0.35% (a 0.35% annual rate) of the beginning of the month Members’ Capital of Members being allocated the fee.

There were no administrative fees allocated to Polaris and Polaris’ Members’ Capital was excluded from the determination of the administrative fee.

i.

Equity in Trading Account: The Trading Company’s asset “Equity in trading account,” reflected in the Statements of Financial Condition, consisted of (a) cash on deposit in commodity brokerage accounts with MS&Co., a portion of which was used as margin for trading, (b) net unrealized appreciation on futures contracts, which are at fair value and calculated as the difference between the original contract value and fair value and (c) U.S. Treasury bills, at fair value.

The Trading Company, in its normal course of business, entered into various contracts with MS&Co. acting as its commodity broker. Pursuant to the brokerage agreement with MS&Co., to the extent that such trading resulted in unrealized gains or losses, these amounts were offset for the Trading Company and were reported on a net basis in the Statements of Financial Condition.

The Trading Company offset its unrealized gains or losses on forward contracts executed with the same counterparty as allowable under the terms of its master netting agreement with MS&Co., as the counterparty on such contracts. The Trading Company consistently applied its right to offset.

j.

Investment Company Status: Effective January 1, 2014, the Trading Company adopted Accounting Standards Update 2013-08, “Financial Services—Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements” and based on the Trading Manager’s assessment, the Trading Company has been deemed to be an investment company since inception. Accordingly, the Trading Company follows the investment company accounting and reporting guidance of Topic 946 and reflects its investments at fair value with unrealized gains and losses resulting from changes in fair value reflected in the Statements of Income and Expenses.

k.

Fair Value of Financial Instruments: The carrying value of the Trading Company’s assets and liabilities presented in the Statements of Financial Condition that qualify as financial instruments under the Financial Accounting Standards Board Accounting Standards Codification 825, “Financial Instruments,” approximates the fair value due to the short term nature of such balances.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

l.

Reclassification: Certain prior period amounts have been reclassified to conform to current period presentation. Amounts previously presented as net unrealized gain (loss) on open contracts in the Statements of Financial Condition are now reported as net unrealized appreciation on open futures contracts, net unrealized depreciation on open futures contracts, net unrealized appreciation on open forward contracts and net unrealized depreciation on open forward contracts, as applicable. In addition, amounts previously presented as futures and forward contracts purchased and futures and forward contracts sold on the Condensed Schedules of Investments are now reported as futures contracts purchased, futures contracts sold, unrealized appreciation on open forward contracts and unrealized depreciation on open forward contracts, as applicable.

m.

Subsequent Events: The Trading Manger has evaluated events that occur after the balance sheet date but before financial statements are issued. The Trading Manager has assessed the subsequent events through the date of issuance and determined that other than described in Note 10, “Liquidation of the Trading Company,” no events have occurred that require adjustment to or disclosure in the financial statements.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

3.  Trading Advisor:

Ceres retained Altis to make all trading decisions for the Trading Company.

Fees paid to Altis by the Trading Company consisted of a management fee and an incentive fee as follows:

a.

Management Fee: The Trading Company accrued and paid Altis a monthly management fee equal to 1/12th of 1.25% (a 1.25% annual rate) of the net assets allocated to Altis as of the first day of each month.

b.

Incentive Fee: The Trading Company paid Altis a quarterly incentive fee equal to 20% of the New Trading Profits earned by each Member. Such fee was accrued on a monthly basis, but was not payable until the end of each calendar quarter.

New Trading Profits represented the amount by which profits from Futures Interests trading exceeded losses after management fees, brokerage, clearing and transaction fees, and administrative fees were deducted. When Altis experienced losses with respect to the Members’ Capital as of the end of a calendar quarter, Altis had to recover such losses before it was eligible for an incentive fee in the future. Cumulative trading losses were reduced for capital withdrawn from the Trading Company.

4.  Financial Instruments:

The Trading Advisor traded Futures Interests on behalf of the Trading Company. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. The fair value of exchange-traded contracts was based on the settlement price quoted by the exchange on the day with respect to which fair value was being determined. If an exchange-traded contract could not have been liquidated on such day due to the operation of daily limits or other rules of the exchange, the settlement price will be equal to the settlement price on the first subsequent day on which the contract could be liquidated. Futures Interests were fair valued as discussed in Note 6, “Fair Value Measurements.”

The Trading Company’s contracts were accounted for on a trade-date basis. Gains or losses were realized when contracts were liquidated and were determined using the first-in, first-out method.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

5.  Trading Activities:

The Trading Company’s objective was to profit from speculative trading in Futures Interests. Therefore, the Trading Advisor for the Trading Company would take speculative positions in Futures Interests where it felt the best profit opportunities existed for its trading strategy. As such, the average number of contracts outstanding in absolute quantity (the total of the open long and open short positions) has been presented as a part of the volume disclosure, as position direction is not an indicative factor in such volume disclosures.

All of the commodity interest owned by the Trading Company were held for trading purposes. The monthly average number of futures contracts traded during the period from January 1, 2016 to June 30, 2016 (termination of operations) and the year ended December 31, 2015 were 1,993 and 2,017, respectively. The monthly average number of forward contracts traded during the period from January 1, 2016 to June 30, 2016 (termination of operations) and the year ended December 31, 2015 were 574 and 378, respectively.

The following tables summarize the gross and net amounts relating to assets and liabilities of the Trading Company’s derivatives and their offsetting subject to master netting agreements or similar agreements as of June 30, 2016 (termination of operations) and December 31, 2015, respectively.

		Gross Amounts Offset in the Statements of Financial Condition	Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statements of Financial Condition
June 30, 2016	Gross Amounts Recognized			Financial Instruments	Cash Collateral Received/ Pledged*	Net Amount
Assets
Forwards	$371,183	$(371,183)	$-	$-	$-	$-

Total assets	$371,183	$(371,183)	$-	$-	$-	$-

Liabilities
Forwards	$(747,407)	$371,183	$(376,224)	$-	$-	$(376,224)

Total liabilities	$(747,407)	$371,183	$(376,224)	$-	$-	$(376,224)

Net fair value						$(376,224)	*

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition	Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statements of Financial Condition
December 31, 2015				Financial Instruments	Cash Collateral Received/ Pledged*	Net Amount
Assets
Futures	$1,260,531	$(851,876)	$408,655	$-	$-	$408,655
Forwards	340,924	(340,924)	-	-	-	-

Total assets	$1,601,455	$(1,192,800)	$408,655	$-	$-	$408,655

Liabilities
Futures	$(851,876)	$851,876	$-	$-	$-	$-
Forwards	(530,423)	340,924	(189,499)	-	-	(189,499)

Total liabilities	$(1,382,299)	$1,192,800	$(189,499)	$-	$-	$(189,499)

Net fair value						$219,156	*

*

In the event of default by the Trading Company, MS&Co., the Trading Company’s commodity futures broker and the sole counterparty to the Trading Company’s off-exchange-traded contracts, as applicable, had the right to offset the Trading Company’s obligation with the Trading Company’s cash and/or U.S. Treasury bills held by MS&Co., thereby minimizing MS&Co.’s risk of loss. There was no collateral posted by MS&Co. and as such, in the event of default by MS&Co., the Trading Company was exposed to the amount shown in the Statements of Financial Condition. In the case of exchange-traded contracts, the Trading Company’s exposure to counterparty risk may have been reduced since the exchange’s clearinghouse interposes its credit between buyer and seller and the clearinghouse’s guarantee fund may have been available in the event of a default.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

The following tables indicate the Trading Company’s gross fair values of derivative instruments on futures and forward contracts as separate assets and liabilities as of June 30, 2016 (termination of operations) and December 31, 2015, respectively.

Assets	June 30, 2016
Forward Contracts
Commodity	$371,183

Total unrealized appreciation on open forward contracts	371,183

Liabilities
Forward Contracts
Commodity	(747,407)

Total unrealized depreciation on open forward contracts	(747,407)

Net unrealized depreciation on open forward contracts	$(376,224)	*

*	This amount is included in “Net unrealized depreciation on open forward contracts” in the Statements of Financial Condition.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

Assets	December 31, 2015
Futures Contracts
Commodity	$519,135
Equity	106,754
Foreign currency	486,198
Interest rate	148,444

Total unrealized appreciation on open futures contracts	1,260,531

Liabilities
Futures Contracts
Commodity	(467,306)
Equity	(36,481)
Foreign currency	(298,433)
Interest rate	(49,656)

Total unrealized depreciation on open futures contracts	(851,876)

Net unrealized appreciation on open futures contracts	$408,655	*

Assets
Forward Contracts
Commodity	$340,924

Total unrealized appreciation on open forward contracts	340,924

Liabilities
Forward Contracts
Commodity	(530,423)

Total unrealized depreciation on open forward contracts	(530,423)

Net unrealized depreciation on open forward contracts	$(189,499)	**

*	This amount is included in “Net unrealized appreciation on open futures contracts” in the Statements of Financial Condition.
**	This amount is included in “Net unrealized depreciation on open forward contracts” in the Statements of Financial Condition.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

The following table indicates the trading gains and losses by market sector, on derivative instruments for the period from January 1, 2016 to June 30, 2016 (termination of operations) and for the years ended December 31, 2015, and 2014, respectively.

Sector	2016		2015		2014
Commodity	$(3,253,047)		$(1,255,283)		$1,918,165
Equity	(778,762)		(1,072,552)		(147,494)
Foreign currency	1,307,453		1,661,692		121,749
Interest rate	270,404		1,066,016		49,270

Total	$(2,453,952)	*	$399,873	*	$1,941,690	*

*	This amount is included in “Total trading results” in the Statements of Income and Expenses.

6.  Fair Value Measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to fair values derived from unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of exchange-traded futures, forward, swap and option contracts is determined by the various exchanges, and reflects the settlement price for each contract as of the close of business on the last business day of the reporting period. The fair value of foreign currency forward contracts is extrapolated on a forward basis from the spot prices quoted as of approximately 3:00 P.M. (E.T.) on the last business day of the reporting period from various exchanges. The fair value of non-exchange-traded foreign currency option contracts is calculated by applying an industry standard model application for options valuation of foreign currency options, using as input the spot prices, interest rates and option implied volatilities quoted as of approximately 3:00 P.M. (E.T.) on the last business day of the reporting period. U.S. Treasury bills are valued at the last available bid price received from independent pricing services as of the close of the last business day of the reporting period.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

The Trading Company considered prices for exchange-traded commodity futures, forward, swap and option contracts to be based on unadjusted quoted prices in active markets for identical assets and liabilities (Level 1). The values of U.S. Treasury bills, non-exchange-traded forward, swap and certain option contracts for which market quotations are not readily available are priced by broker quotes or pricing services that derive fair values for those assets and liabilities from observable inputs (Level 2). As of June 30, 2016 and December 31, 2015 and for the period from January 1, 2016 to June 30, 2016 (termination of operations) and the year ended December 31, 2015, the Trading Company did not hold any derivative instruments that were priced at fair value using unobservable inputs through the application of the Trading Manager’s assumptions and internal valuation pricing models (Level 3). Transfers between levels are recognized at the end of the reporting period. During the reporting periods there were no transfers of assets or liabilities between Level 1 and Level 2.

The following tables present information about the Trading Company’s assets and liabilities measured at fair value as of June 30, 2016 (termination of operations) and December 31, 2015:

June 30, 2016	Total	Level 1	Level 2	Level 3

Assets
Forwards	$371,183	$371,183	$-	$-

Total assets	$371,183	$371,183	$-	$-

Liabilities
Forwards	$747,407	$747,407	$-	$-

Total liabilities	$747,407	$747,407	$-	$-

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

December 31, 2015	Total	Level 1	Level 2	Level 3

Assets
U.S. Treasury Bills	$6,999,541	$-	$6,999,541	$-
Futures	1,260,531	1,260,531	-	-
Forwards	340,924	340,924	-	-

Total assets	$8,600,996	$1,601,455	$6,999,541	$-

Liabilities
Futures	$851,876	$851,876	$-	$-
Forwards	530,423	530,423	-	-

Total liabilities	$1,382,299	$1,382,299	$-	$-

7.  Financial Instrument Risk:

The Members’ investments in the Trading Company exposed the Members to various types of risks that are associated with Futures Interests trading and markets in which the Trading Company invests. The significant types of financial risks to which the Trading Company was exposed were market risk, liquidity risk, counterparty credit risk and changes in interest rates.

The rapid fluctuations in the market prices of Futures Interests in which the Trading Company invested and changes in interest rates made the Members’ investments volatile. If Altis incorrectly predicted the direction of prices in the Futures Interests in which it invested, large losses may have occurred.

Illiquidity in the markets in which the Trading Company invested may have caused less favorable trade prices. Although Altis generally purchased and sold actively traded contracts where last trade price information and quoted prices were readily available, the prices at which a sale or purchase occurred may have differed from the prices expected because there may have been a delay between receiving a quote and executing a trade, particularly in circumstances where a market had limited trading volume and prices were often quoted for relatively limited quantities.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

The credit risk on Futures Interests arose from the potential inability of counterparties to perform under the terms of the contracts. The Trading Company had credit risk because MS&Co. acted as the commodity broker and/or the counterparty with respect to most of the Trading Company’s assets. The Trading Company’s exposure to credit risk associated with counterparty nonperformance was typically limited to the cash deposits with, or other form of collateral held by, the counterparty. The Trading Company’s assets deposited with MS&Co. or its affiliates were segregated or secured in accordance with the Commodity Exchange Act and the regulations of the CFTC and were expected to be largely held in non-interest bearing bank accounts at a U.S. bank or banks, but may also have been invested in any other instruments approved by the CFTC for investment of customer funds. Exchange-traded futures, exchange-traded forward and exchange-traded futures-styled option contracts were marked to market on a daily basis, with variations in value settled on a daily basis. With respect to the Trading Company’s off-exchange-traded forward currency contracts and forward currency option contracts, there were no daily settlements of variation in value, nor was there any requirement that an amount equal to the net unrealized gains (losses) on such contracts be segregated. However, the Trading Company was required to meet margin requirements equal to the net unrealized loss on open forward currency contracts in the Trading Company accounts with the counterparty, which was accomplished by daily maintenance of the cash balance in a custody account held at MS&Co. The Trading Company had total cash and net unrealized gain (loss) on open exchange-traded contracts with MS&Co., acting as a commodity broker for the Trading Company’s trading of Futures Interests, totaling $15,305,628 and $10,304,625 at June 30, 2016 (termination of operations) and December 31, 2015, respectively. With respect to those off-exchange-traded forward currency contracts, the Trading Company was at risk to the ability of MS&Co., the counterparty on all such contracts, to perform. The Trading Company had a netting agreement with MS&Co. This agreement, which sought to reduce both the Trading Company’s and MS&Co.’s exposure on off-exchange-traded forward currency contracts, were intended to materially decrease the Trading Company’s credit risk in the event of MS&Co.’s bankruptcy or insolvency.

8.  Members’ Capital:

a.

Members’ Capital.  The Members’ Capital of the Trading Company is equal to the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, accrued interest, U.S. Treasury bills, at fair value and the fair value of all open Futures Interests contract positions and other assets) less all liabilities (including, but not limited to, administrative fees, management fees and incentive fees), determined in accordance with GAAP.

b.

Capital Contributions.    Capital contributions by the Members could be made monthly pending Ceres’ approval. Such capital contributions increased each contributing Member’s pro-rata share of the Trading Company’s Members’ Capital.

c.

Capital Withdrawals.     Generally each Member, withdrew all or part of its capital contribution and undistributed profits, if any, from the Trading Company as of the end of any month (the “Redemption Date”) after a request for redemption had been made to the Trading Manager at least three days in advance of the Redemption Date.

Morgan Stanley Smith Barney Altis I, LLC

Notes to Financial Statements (Liquidation Basis)

However, a Member also had the right to request a withdrawal as of the end of any day if such request was received by the Trading Manager at least three days in advance of the proposed withdrawal day.

d.

Distributions. Distributions, other than capital withdrawals, are made on a pro-rata basis at the sole discretion of Ceres. Aside from the final distribution described in Note 10, “Liquidation of the Trading Company,” no distributions had been made to date. Prior to liquidation, Ceres did not intend to make any distributions of the Trading Company’s profits.

9.  Financial Highlights:

Financial highlights for the non-managing Members as a whole for the period from January 1, 2016 to June 30, 2016 (termination of operations) and for the years ended December 31, 2015, and 2014 are as follows:

	2016 (1)	2015		2014
Ratios to average members’ capital:(3)
Net investment loss (4)	(2.0)%	(1.8)%		(1.7)%

Operating expenses before incentive fees	2.1%	1.8%		1.7%
Incentive fees	-%	(0.0)	% (2)	-%

Operating expenses after incentive fees	2.1%	1.8%		1.7%

Total return:
Total return before incentive fees	(12.8)%	(0.2)%		13.6%
Incentive fees	-%	(0.0)	%(2)	-%

Total return after incentive fees	(12.8)%	(0.2)%		13.6%

(1) Annualized, except for total return.

(2) Amounts less than 0.05%.

(3) Average members’ capital is calculated using pre-liquidation members’ capital.

(4) Interest income less total expenses.

The above ratios and total return may vary for individual investors based on the timing of capital transactions during the year. Additionally, these ratios are calculated for the non-managing Members’ share of income, expenses and average Members’ capital.

10.  Liquidation of the Trading Company:

Initial payment of the Trading Company’s liquidation withdrawals payable to the Members was made on July 5, 2016 with the remainder paid on July 20, 2016.